SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

October 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray and Jeff Kauten

RE:	SMX (Security Matters) PLC Registration Statement on Form F-1 Filed September 26, 2024 File No. 333-282337

Ladies and Gentlemen:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 10, 2024 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (File No. 333-282337) (the “Registration Statement”). The Company has also revised the Registration Statement to update certain information therein and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these updates (“Amendment No. 1”).

For convenience, we have set forth below, in bold type, the enumerated written comments provided in the Comment Letter to the Company. The response of the Company to the comments are set forth immediately following the comments.

Registration Statement on Form F-1

The Offering, page 19

1. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that, for the reasons stated below, the resale of the ordinary shares of the Company by the Selling Stockholders (collectively, the “Selling Stockholders,” and individually, a “Selling Stockholder”) as contemplated in the Registration Statement, as amended by Amendment No. 1, is not an indirect primary offering and is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

The Company further respectfully submits the Staff that the Company does not believe that any of the Selling Stockholders are acting as statutory underwriters in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting...” The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretations 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer.” The Division indicated that the determination of whether a selling stockholder may be considered a statutory underwriter depends on the facts and circumstances and articulated six factors to be considered in determining whether an offering by selling stockholders is on behalf of an issuer.

The factors are: (i) how long the selling stockholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, in light of the definition of “underwriter” in the Securities Act, the Division’s guidance on what offerings should appropriately be classified as a valid secondary offering and not a primary offering, and whether selling stockholders are actually underwriters selling on behalf of an issuer, establishes that none of the Selling Stockholders are acting as statutory underwriters or selling on behalf of the Company.

(i) How long the selling stockholders have held the shares.

On September 11, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Selling Stockholders, who are institutional accredited investors, pursuant to which, among other things, the Company sold to the Selling Stockholders an aggregate of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two Series A Common Warrants, each to purchase one Ordinary Share per warrant at an exercise price of $1.00, subject to adjustment, and one Series B Common Warrant to purchase such number of Ordinary Shares as determined in the Series B Warrant (collectively, the “Common Units”). The offering price per Common Unit was $1.00 and $0.9999 for each Pre-Funded Unit (equal to the offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants were immediately exercisable subject to registration and may be exercised at any time until exercised in full. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of the Registration Statement.

Pursuant to the terms of the Securities Purchase Agreement, the Company also entered into a Registration Rights Agreement with the Selling Stockholders and agreed to use its best efforts to prepare and file with the Securities and Exchange Commission a registration statement providing for registration and resale, on a continuous or delayed basis pursuant to Rule 415, of all of the ordinary shares included in the Common Units (including the shares of Common Stock that may be issuable upon exercise of the Series A Warrants and the Series B Warrants) (collectively, the “Registrable Securities”).

The Company notes that there is no mandatory holding period for the registration for resale on a continuous basis of securities issued in, or issuable upon exercise of warrants issued in, a private-investment in public-equity transaction (“PIPE”) transaction. As noted by the Staff in Securities Act Sections, Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective, a valid secondary offering may occur immediately following the closing of a private placement.

While generally speaking, the longer shares are held, the less likely it is that selling stockholders are acting as a mere conduit for a company, there is no mandatory holding period for a PIPE, and the Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering or that the period of time elapsing between a closing and effectiveness of a registration statement would result in the offering not being a valid secondary offering; and the Company believes such positions would be inconsistent with Interpretation 139.11. Because the purchase price has already been paid and the Common Units have already been delivered to the Selling Stockholders, the Selling Stockholders bear the investment risk of holding all of these Common Units issued under the Securities Purchase Agreement. The Selling Stockholders participated in the transactions contemplated by the Securities Purchase Agreement (the “Private Placement”) with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence, and specifically made certain representations, that they purchased the Common Units with the intent to invest, rather than to effect a distribution, as an underwriter would have.

The Selling Stockholders have already been subject to the full investment risk associated with ownership of the Common Units since the closing of the transaction on September 12, 2024, and even if the Registration Statement were to have been immediately declared effective it would be several months, and likely longer, before the Selling Stockholders could resell all of the Registrable Securities, that the Company is seeking to register, given the historically low trading volume and price volatility of the Company’s ordinary shares. Accordingly, the Selling Stockholders cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

Furthermore, at the time of the purchase of the Common Units, the market for the Company’s ordinary shares was not sufficiently liquid to accommodate sales of a significant portion of the Securities, and the Company believes that the Selling Stockholders are sufficiently sophisticated to have known this fact. Trading volume in the Company’s ordinary shares is limited and sporadic. Based on the size of the Selling Stockholders’ respective investments, it is unlikely that any of them would consider selling their Securities unless there was sufficient liquidity at a trading price substantially above their respective investment amounts, which may not be the case.

The Common Units were issued to the Selling Stockholders in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Each of the Selling Stockholders, subject to a negotiated hold-back held in escrow, paid the full purchase price for the Common Units in cash upon acquisition, such purchase price was set and not based on a fluctuating market price or ratio, and the Selling Stockholders have been subject to the full economic and market risks of their investment since the date of the acquisition of the Common Units. The Selling Stockholders acquired the Common Units with no assurance that a liquid market would be available in which the Registrable Securities could be sold.

Even to the extent that the Selling Stockholders have held their Common Units since September 12, 2024, the Selling Stockholders, when they entered into the Securities Purchase Agreement, were not assured that the Registration Statement will be declared effective. The Company believes that the period of time that each Selling Stockholder will have held their shares and borne the economic and market risk of their respective ownership, in combination with the additional factors set forth herein, evidences that each Selling Stockholder is acting on its own behalf and is not acting as a statutory underwriter, and supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(ii) The circumstances under which the selling stockholders received the shares.

As stated above, the Common Units were issued to the Selling Stockholders pursuant to the Securities Purchase Agreement in the Private Placement, an arm’s-length private placement transaction, pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Selling Stockholders were introduced to the Company by, solicited to make an investment with the Company by, and worked with Aegis Capital Corp. (“Aegis”) as lead Placement Agent for the Private Placement, a registered broker-dealer and member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”), acting on behalf of the Company pursuant to the Company’s engagement letter agreement with Aegis, dated September 11, 2024 (the “Engagement Letter”).

In the Securities Purchase Agreement, the Selling Stockholders made certain representations to the Company, including that each of them (i) was an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated thereunder; (ii) was acquiring the Common Units and, upon exercise of the Pre-Funded Warrants, Series A Common Warrants and the Series B Common Warrants, will acquire the ordinary shares issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the Securities Act; (iii) understood that the Common Units were offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company was relying in part upon the truth and accuracy of, and the Selling Stockholder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Selling Stockholder set forth therein in order to determine the availability of such exemptions and the eligibility of the Selling Stockholder to acquire the Common Units; and (iv) had sought such accounting, legal and tax advice as it had considered necessary to make an informed investment decision with respect to its acquisition of the Common Units. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that any of the Selling Stockholders has any plan to act in concert with a third party to effect a distribution of the Common Units or the Registrable Securities.

Pursuant to the Securities Purchase Agreement, the Company was required to enter into the Registration Rights Agreement. The Registration Statement was filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering, as such a registration rights agreement is customary in private placements similar to the Private Placement and other PIPEs transactions.

None of the Selling Stockholders have entered into any underwriting relationship or arrangement with the Company, received or will receive any commission, fee or other payment from the Company in connection with the resale of any of their Securities, and the Company will receive no proceeds from the resale of the Securities, if any, by any of the Selling Stockholders (other than any exercise price payable to the Company upon the exercise of any of the Pre-Funded Warrants, Series A Common Warrants and the Series B Common Warrant). Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the Securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the SEC’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s ordinary shares by or on behalf of the Selling Stockholders) that have occurred or will occur if the Registration Statement is declared effective.

Further, none of the Selling Stockholders are acting on the Company’s behalf with respect to the registration of the Registrable Securities for resale under the Registration Statement and, other than their registration rights, the Company has no contractual or other relationship with the Selling Stockholders that would govern either (a) the timing, nature, and amount of resales of the Registrable Securities; or (b) whether the Registrable Securities are ever resold under the Registration Statement. The existence of registration rights is not, in and of itself, evidence of an intent on the part of the Selling Stockholders to sell their Registrable Securities, much less to sell or distribute the Registrable Securities on behalf of the Company. Furthermore, there are other reasons, other than to effect an immediate resale, why the Selling Stockholders may prefer the Registrable Securities to be registered, which may include that to not register the Registrable Securities shares may limit their market value due to their restricted status and prevent the Selling Stockholders from taking advantage of market opportunities or from liquidating their investments due to personal investment or business decisions.

The Company further notes that registration alone is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no private placement transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

(iii) The relationship of the selling stockholders to the Company.

The Selling Stockholders are all of the investors who participated in the Private Placement. All of the Selling Stockholders are institutional investment entities, and a majority of them made their first investment in the Company in the Offering. In addition, none of the Selling Stockholders was an affiliate of the Company prior to the Offering. Even as a result of their participation in the Offering, none of the Selling Stockholders now exceed 10% of the Company’s outstanding ordinary shares (taking into account the 4.99% or 9.99% beneficial ownership limitations set forth in the Securities Purchase Agreement (the “Beneficial Ownership Limitation”)) and none of the Selling Stockholders are deemed to be affiliates of the Company.

In addition, none of the Selling Stockholders have the right to exercise any portion of the Pre-Funded Warrants, the Series A Common Warrants and the Series B Common Warrants, to the extent that, after giving effect to such exercise, such Selling Stockholder (together with certain related parties) would beneficially own in excess of 4.99% (or, in certain cases, 9.99%) of the ordinary shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation limits the influence of any of the Selling Stockholders over the management and policies of the Company.

The registration rights granted to the Selling Stockholders under the Registration Rights Agreement entered into in connection with the Private Placement are customary for transactions of this kind and are not necessarily indicative of any desire of the Selling Stockholders to sell or distribute the Registrable Securities on behalf of the Company, or at all. The Company believes that the Selling Stockholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Securities Purchase Agreement and the Registration Rights Agreement, the Company would not be filing the Registration Statement.

Additionally, none of the Selling Stockholders are acting on the Company’s behalf with respect to the Registrable Securities, the Company does not have an underwriting relationship with the Selling Stockholders and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are ever resold at all under the Registration Statement. To the extent the Selling Stockholders sell ordinary shares pursuant to the Registration Statement, the Selling Stockholders will retain all proceeds therefrom. In contrast, in an underwritten offering, the Company would receive the proceeds of the offering. To the Company’s knowledge, at no time have the Selling Stockholders been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Stockholders each represented to the Company that they were acquiring the Common Units and the Registrable Securities for their own accounts and not with a view to resale or distribution.

Other than the registration rights obligations under the Registration Right Agreement, the Company’s ongoing obligations to the Selling Stockholders under the Securities Purchase Agreement generally relate to customary covenants in a private placement by a small public company such as the Company, including compliance with SEC reporting and disclosure requirements, maintenance of the listing of the Company’s ordinary shares, and restrictions relating to matters such as use of proceeds, additional sales of securities, and disclosure of material nonpublic information.

Accordingly, the Selling Stockholders were not provided with any substantial control over the Company’s business pursuant to the Securities Purchase Agreement. Likewise, the Securities Purchase Agreement provides that the Selling Stockholders are acting solely in the capacity of arm’s length purchasers of the Common Units.

(iv) The amount of shares involved.

The Company acknowledges the large amount of ordinary shares being registered pursuant to the Registration Statement. However, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering, and the Company submits that undue weight should not be placed on this single factor. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering.

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. The Company notes that in this offering, no one selling stockholder holds more than 8.05% of the outstanding ordinary shares of the Company, taking into account the Beneficial Ownership Limitation.

In addition, the number of ordinary shares being registered is the maximum number of shares that may be issued by the Company taking into account the full exercise of all of the Pre-Funded Warrants, the Series A Common Warrants and the Series B Common Warrants, as well as assuming the exercise price of the Series A Common Warrants and the Series B Common Warrants are adjusted downwards to the floor price of $0.49 per share, as further determined pursuant to the adjustment mechanisms in the Series A Common Warrants and the Series B Common Warrants. As the Company’s closing price of its ordinary shares on the Nasdaq Capital Market on October 11, 2024 was $2.42, the Company’s stock price would have to drop by approximately 80% in order for the Selling Stockholders to receive all of the shares being registered on the Registration Statement, and the number of ordinary shares to be registered under the Registration Statement would have been significantly lower if the Company registered shares not taking into account the floor price and instead based the number on the unadjusted exercise prices.

The Company further submits that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Stockholders are acting as conduits for the issuer to effect a primary offering.

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” The Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(v) Whether the selling stockholders are in the business of underwriting securities.

As noted elsewhere in this letter, based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are each institutional accredited investors. To the Company’s knowledge, the Selling Stockholders are not, nor have they ever been, in the business of underwriting securities nor are any of them registered broker-dealers or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) and Section 3(a)(5)(A) of the Securities Exchange Act of 1934, as amended. Additionally, the issuance of ordinary shares covered by the Registration Statement issued or to be issued to the Selling Stockholders was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the ordinary shares. The Selling Stockholders were introduced to the Company by, solicited to make an investment with the Company by, and worked through Aegis, acting on behalf of the Company, pursuant to the Engagement Letter, and Aegis, not any of the Selling Stockholders, has exclusive rights to act as the Company’s financial advisor and placement agent with respect to financings such as the Private Placement.

The Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., Staff Letter dated May 10, 1983 re: American Council of Life Insurance. Pursuant to the Securities Purchase Agreement, the Selling Stockholders represented and warranted that they were acquiring the Common Units without a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

(vi) Whether under all the circumstances the selling stockholders are acting as a conduit for the Company.

As stated in this letter, the totality of the facts and circumstances surrounding the Selling Stockholders and the proposed offering demonstrates that the Selling Stockholders are not acting as a conduit for the Company in a distribution to the public, including as a result of the following:

●	The Selling Stockholders acquired their respective Common Units on September 12, 2024, each in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company.

●	Since that time, the Selling Stockholders have borne the full economic risk of ownership of their investments.

●	To the Company’s knowledge, the Selling Stockholders comprise institutional investment funds that are not registered broker-dealers nor are involved in the business of underwriting securities.

●	The Company will receive no portion of the proceeds from any sales of the Registrable Securities pursuant to the Registration Statement.

●	No Selling Stockholder acquired the Common Units under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective Registrable Securities.

●	There is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.”

●	The Private Placement and registration of the resale of the Registrable Securities together comprise a typical PIPE transaction consistent with published Staff interpretations, in that the sale of the Common Units has been completed (resulting in the Selling Stockholders being at market risk with respect thereto), and the Company is obligated under the Registration Rights Agreement to register the Registrable Securities for resale within a short time period after the closing.

●	The Registration Statement is filed by the Company to comply with its obligations under the Registration Rights Agreement.

●	The Company does not have an underwriting relationship with any of the Selling Stockholders, and none of the Selling Stockholders are acting on behalf of the Company with respect to the Registrable Securities being registered for resale under the Registration Statement.

●	The Selling Stockholders have represented that they have acquired the Common Units or will acquire the Registrable Securities, as the case may be, for their own respective account and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

In light of the circumstances and the other facts described above, we respectfully advise the Staff that we believe the Selling Stockholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

For the foregoing reasons, the Company respectfully submits to the Staff that the proposed resale of the Registrable Securities by the Selling Stockholders, as contemplated by the Registration Statement, (a) should appropriately be classified as a valid secondary offering and not a primary offering and (b) none of the Selling Stockholders are, or should be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the Registrable Securities, and, accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Registrable Securities.

Plan of Distribution, page 115

2. We note your disclosure that the selling stockholders may utilize “purchases by a broker-dealer as principal and resale by the broker-dealer for its account.” Please confirm your understanding that the retention by a Selling Stockholder of a broker- dealer would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

The Staff’s comment is noted, and the Company confirms the understanding that retention by a Selling Stockholder of a broker-dealer would constitute a material change to the plan of distribution requiring a post-effective amendment, in accordance with the Company’s undertakings provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, Amendment No. 1 or if you wish to discuss the above responses.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC